Exhibit 99.1

Clearmind to Evaluate Intranasal Delivery of Its Psychedelic Drug Combination

Aiming to improve bioavailability and optimize the therapeutic effect of Clearmind’s psychedelic-based treatments

Vancouver, Canada, March 19, 2025 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND), (FSE: CWY0) (“Clearmind” or the “Company”), a clinical-stage biotech company focused on discovery and development of novel psychedelic-derived therapeutics to solve major under-treated health problems, announced today that it has signed a non-binding Letter of Intent (LOI) with Polyrizon Ltd. (Nasdaq: PLRZ) (“Polyrizon”), a development stage biotech company specializing in the development of innovative intranasal hydrogels, to develop a novel intranasal formulation for its psychedelic-based treatment applications.

The collaboration will explore the potential of Clearmind’s proprietary drug candidate, 5-Methoxy-2-aminoindane (MEAI), alone or in combination with Palmitoylethanolamide (PEA), through intranasal administration. This initiative aims to enhance bioavailability and optimize the therapeutic effect of Clearmind’s psychedelic-based treatments.

Under the terms of the non-binding LOI, Clearmind and Polyrizon will conduct research and development efforts to achieve a proof of concept for an intranasal formulation of MEAI and MEAI-PEA combinations. The companies will assess the feasibility of intranasal drug delivery, which offers several potential advantages over traditional administration methods, including faster absorption and onset of action, high bioavailability for increased therapeutic effects and enhanced patient compliance due to non-invasive administration.

“This collaboration represents an exciting step forward in our efforts to continue innovating psychedelic-based treatments,” said Dr. Adi Zuloff-Shani, CEO of Clearmind Medicine. “We believe intranasal administration has the potential to improve patient outcomes by providing a faster-acting, more efficient, and user-friendly treatment option. This agreement aligns with our commitment to developing innovative and accessible solutions for mental health and addiction treatment.”

As part of the non-binding LOI, Clearmind will fund the research and development process, including feasibility studies to validate intranasal delivery effectiveness. Polyrizon will advance formulation development, using its proprietary intranasal drug delivery platform to enhance the absorption and efficacy of Clearmind’s drug candidates. If successful, the parties intend to negotiate a definitive agreement, outlining intellectual property rights, commercialization terms, and financial arrangements.

Mr. Oz Adler, serves as a member of the board of directors of Clearmind, also serves as the chairman of the board of directors of Polyrizon. In addition, Mr. Assaf Itzhaik, who serves as a member of the board of directors of Clearmind, also serves as a member of the board of directors of Polyrizon.

About Clearmind Medicine Inc.

Clearmind is a clinical-stage psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements.

The Company’s intellectual portfolio currently consists of nineteen patent families including 31 granted patents. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND” and the Frankfurt Stock Exchange under the symbol “CWY0.”

For further information visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com

Telephone: (604) 260-1566
US: CMND@crescendo-ir.com

General Inquiries

Info@Clearmindmedicine.com

www.Clearmindmedicine.com

About Polyrizon Ltd.

Polyrizon is a development stage biotech company specializing in the development of innovative medical device hydrogels delivered in the form of nasal sprays, which form a thin hydrogel-based shield containment barrier in the nasal cavity that can provide a barrier against viruses and allergens from contacting the nasal epithelial tissue. Polyrizon’s proprietary Capture and Contain TM, or C&C, hydrogel technology, comprised of a mixture of naturally occurring building blocks, is delivered in the form of nasal sprays, and potentially functions as a “biological mask” with a thin shield containment barrier in the nasal cavity. Polyrizon are further developing certain aspects of our C&C hydrogel technology such as the bioadhesion and prolonged retention at the nasal deposition site for intranasal delivery of drugs. Polyrizon refers to its additional technology, which is in an earlier stage of pre-clinical development, that is focused on nasal delivery of active pharmaceutical ingredients, or APIs, as Trap and Target ™, or T&T. For more information, please visit https://polyrizon-biotech.com.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the execution of definitive agreements with Polyrizon Ltd., how this collaboration represents an exciting step forward in our efforts to continue innovating psychedelic-based treatments, its belief that intranasal administration has the potential to improve patient outcomes by providing a faster-acting, more efficient, and user-friendly treatment option and its commitment to developing innovative and accessible solutions for mental health and addiction treatment.  Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2024 filed with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.